

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2021

Michael Karnjanaprakorn
Chief Executive Officer
Otis Gallery LLC
335 Madison Ave, 16th Floor
New York, NY 10017

  Re: Otis Gallery LLC
    Offering Statement on Form 1-A
    Post-qualification Amendment No. 20
    Filed May 7, 2021
    File No. 024-10951

Dear Mr. Karnjanaprakorn:

  This is to advise you that we do not intend to review your amendment.

  We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jacqueline Kaufman at 202-551-3797 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services